# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verrica Pharmaceuticals Inc., CIK 0001660334
CUSIP: 92511W108
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001727492

## Reporting persons
- Caligan Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,856,653; sole dispositive power 0; shared dispositive power 15,856,653; aggregate amount beneficially owned 15,856,653 (9.99% of the class)
  Comment: Includes 8,426,966 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of the Reported Warrants (as defined in Item 4(a)). As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 4(a)) and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).
- David Johnson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,856,653; sole dispositive power 0; shared dispositive power 15,856,653; aggregate amount beneficially owned 15,856,653 (9.99% of the class)
  Comment: Includes 8,426,966 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: Verrica Pharmaceuticals Inc.
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400 West Chester, PA 19380

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the "Caligan Fund") and a managed account (the "Caligan Account"), with respect to the shares of common stock, $0.0001 par value per share ("Common Stock") of Verrica Pharmaceuticals Inc., a Delaware corporation (the "Company"), held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Account; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock held, and issuable upon exercise of warrants held, by the Caligan Fund and Caligan Account.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 780 Third Avenue, 30th Floor, New York, NY 10017.
Citizenship: Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 90,564,840 shares of Common Stock outstanding immediately after giving effect to the completion of the Company's underwritten public offering, as described in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 21, 2024, and assumes the exercise of the warrants (the "Reported Warrants") held by the Caligan Fund and Caligan Account, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each of the Reporting Persons gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Percent of class: 9.99
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (02/12/2025)
- David Johnson: /s/ David Johnson, David Johnson, Individually (02/12/2025)